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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                                   ----------

Name:  Premier North Carolina Municipal Income Fund

Address of Principal Business Office:
         c/o Ropes & Gray
         One International Place
         Boston, Massachusetts  02110

Telephone Number:  (617) 951-7000

Name and address of agent for service of process:
         John M. Loder
         Ropes & Gray
         One International Place
         Boston, Massachusetts 02110

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

         Yes [X]             No [ ]



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                                   SIGNATURES

         A copy of the Agreement and Declaration of Trust of Premier North Carolina Municipal Income Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

         Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 11th day of August, 1998.



                                        PREMIER NORTH CAROLINA MUNICIPAL
                                        INCOME FUND




Attest: /s/ William J. Ballou           By: /s/ Nancy L. Conlin
        ----------------------------        ------------------------------------
        Name: William J. Ballou             Name: Nancy L. Conlin
        Title: Assistant Secretary          Title: Secretary





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